United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 15, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

15 November 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
8 November 2019	100	51.32	51.32	51.320000	BATS Global Markets Secondary Exchange (“BYX”)
8 November 2019	1,700	51.315	51.3	51.307059	CFX Alternative Trading (“CFX”)
8 November 2019	75,285	51.63	51.23	51.399939	New York Stock Exchange (“NYSE”)
8 November 2019	100	51.32	51.32	51.320000	OTC Markets (“OTC”)
8 November 2019	2,615	51.32	51.3	51.311503	NYSE Arca (“PSE”)
8 November 2019	200	51.32	51.3	51.310000	CBOE EDGA Equity Exchange (“XDEA”)
11 November 2019	80,000	51.69	51.1	51.405868	NYSE
12 November 2019	200	51.27	51.27	51.270000	BATS Global Markets (“BATS”)
12 November 2019	100	51.27	51.27	51.270000	IEX (“IEXG”)
12 November 2019	78,100	51.77	51.16	51.435914	NYSE
12 November 2019	1,500	51.27	51.26	51.269333	PSE
12 November 2019	100	51.27	51.27	51.270000	XDEA
13 November 2019	366	52.04	52.01	52.025027	BATS
13 November 2019	201	52.05	52.01	52.025124	BYX
13 November 2019	788	52.04	52.035	52.038096	NASDAQ (“NASDAQ”)
13 November 2019	82	52.05	52.05	52.050000	NYSE - National Exchange (“NSX”)
13 November 2019	65,934	52.19	51.41	51.949392	NYSE
13 November 2019	200	52.04	52.035	52.037500	PSE
13 November 2019	429	52.04	52.01	52.033007	XDEA

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	8, 11, 12, 13 and 14 November 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/7391/191115_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 15, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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